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                             January 20, 2023

       Kam Pang Chim
       Chief Financial Officer
       Nature Wood Group Ltd
       Avenida da Amizade no. 1287
       Chong Fok Centro Comercial, 13 E
       Macau S.A.R

                                                        Re: Nature Wood Group
Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
3, 2023
                                                            CIK No. 0001948294

       Dear Kam Pang Chim:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to DRS F-1 filed January 3, 2023

       Report of Independent Registered Accounting Firm , page F-2

   1. Please request that your auditor provide, and amend your filing to include, a properly dated report.
 Kam Pang Chim
FirstName  LastNameKam
Nature Wood   Group Ltd Pang Chim
Comapany
January 20,NameNature
            2023       Wood Group Ltd
January
Page 2 20, 2023 Page 2
FirstName LastName
       You may contact Mindy Hooker at 202-551-3732 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing